FERROVIAL SE - COMMUNICATION ABOUT THE SALE PROCESS OF HEATHROW’S SHARES Amsterdam, 26/07/2024. Reference is made to the announcement containing inside information dated June 14, 2024 regarding the sale by Ferrovial SE of a 19.75% interest in FGP Topco, parent company of Heathrow Airport Holdings Ltd., to Ardian and The Public Investment Fund, together with certain other shareholders of FGP Topco, such that Ardian and The Public Investment Fund are acquiring a total 37.62% interest in FGP Topco (the Transaction). Following the expiry of the period to exercise the tag-along and pre-emption rights anticipated in our prior release, no FGP Topco shareholder has exercised either its tag-along or pre-emption rights. The Transaction remains subject to applicable regulatory approvals and, consequently, there remains no certainty that the Transaction will complete. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.